                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                         ISSUER TENDER OFFER STATEMENT

                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 1)

                            Crown Laboratories, Inc.
                                (Name of Issuer)

                            Crown Laboratories, Inc.
                      (Name of Person(s) Filing Statement)

                    Warrants Expiring between 1996 and 1997
                         (Title of Class of Securities)

                                      None
                     (CUSIP Number of Class of Securities)

                             Ronald P. Givner, Esq.
                     Jeffer, Mangels, Butler & Marmaro LLP
                            2121 Avenue of the Stars
                         Los Angeles, California 90067
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                               February 15, 1996
     (Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

-------------------------------------------------------------------------------
     Transaction Valuation                         Amount of Filing Fee
         $2,582,235.20*                                    $516.45
                                                      (previously paid)
-------------------------------------------------------------------------------

        [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                       --------------------------------------------------------
Form or Registration No.:
                         ------------------------------------------------------
Filing Party:
             ------------------------------------------------------------------
Date Filed:
           --------------------------------------------------------------------



-------------------------
*/ The Warrants are being modified to allow for the exercise of $1.375 per share of Common Stock. Pursuant to Rule 457(g), the filing fee is based on the market price for the Common stock ($1.75) as determined by Rule 457(c) and 0-11(4), times 1,475,563 Warrants.

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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   (1)(a)        The Offer and related Letter of Transmittal.*

   (2)(a)        Cover letter dated February 15, 1996.*

        (b)      Not applicable.

        (c)      Not applicable.

        (d)      Not applicable.

        (e)      Not applicable.

        (f)      Not applicable.

        (g)      Press release dated February 29, 1996.

-------------------
*   Previously filed.


                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 29, 1996               CROWN LABORATORIES, INC.



                                        /s/ Scott Hilley
                                        -------------------------------------
                                        Scott Hilley, Chief Financial Officer



                                         1

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                                                                       EXHIBIT G

                            CROWN LABORATORIES, INC.
                                 PRESS RELEASE


          CROWN LABORATORIES, INC. (AMEX: CLL.CC) ANNOUNCED TODAY THAT IT HAS OFFERED TO ITS HOLDERS OF ITS PRIVATELY PLACED WARRANTS THE RIGHT TO EXERCISE THE WARRANTS AT $1 3/8 PER SHARE INSTEAD OF $3.00 PER SHARE IF EACH HOLDER EXERCISES AT LEAST 60% OF SUCH WARRANTS BY MARCH 15, 1996. IF AT LEAST 60% OF A HOLDER'S WARRANTS ARE EXERCISED, THE EXPIRATION DATE OF HIS REMAINING WARRANTS WILL BE EXTENDED ONE YEAR. CROWN LABORATORIES, INC. CANNOT PREDICT WHICH, IF ANY, OF ITS 1,475,563 PRIVATELY PLACED WARRANTS MAY BE EXERCISED.

          THE WARRANTS WERE ISSUED IN A TRANSACTION EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933 AND MAY NOT BE TRANSFERRED OR SOLD IN ABSENCE OF AN APPLICABLE REGISTRATION STATEMENT OR AN EXEMPTION FROM REGISTRATION. THE SHARES UNDERLYING THE WARRANTS HAVE BEEN REGISTERED FOR RESALE BY HOLDERS OF THE WARRANTS.